

April 25, 2013

Via E-Mail
Richard Monto
General Counsel
Neutral Tandem, Inc.
550 West Adams Street, Suite 900
Chicago, IL 60661

> **Re:** **Neutral Tandem, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Amendment No. 1 Filed April 19, 2013**
> **File No. 001-33778**

Dear Mr. Monto:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

General

1. We note your response to comment 1 from our letter dated April 15, 2013. We note you have not named your auditor yet. We reissue the comment. Please fill in the blanks in your document.

Why am I receiving this proxy statement?, page 1

2. We note your revisions to comment 2 from our letter dated April 15, 2013. The revised disclosure continues to recommend that security holders vote for your nominees and not those of Clinton Magnolia Master Fund. Please revise your disclosure to explain why you are making that recommendation.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       You may contact Kate Beukenkamp, Attorney-Advisor, at 202-551-6971, Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 if you have questions regarding comments. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-Mail
       Ryan Loneman, Esq.
       Ted Peto, Esq.
       Kirkland & Ellis LLP